Filed by Waste Connections, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Waste Connections, Inc. (Commission File No. 001-31507)

WASTE CONNECTIONS REPORTS FOURTH QUARTER RESULTS AND PROVIDES 2016 OUTLOOK

Fourth Quarter 2015 Highlights

-	Revenue of $531.9 million
-	Reports solid waste price + volume growth of 4.8%
-	Adjusted EBITDA* of $175.6 million, or 33.0% of revenue
-	GAAP EPS of $0.42 and adjusted EPS* of $0.49
-	Completes previously announced acquisition of Rock River Environmental Services

Full-Year 2015 Highlights

-	Revenue of $2.12 billion
-	Adjusted EBITDA* of $710.6 million, or 33.6% of revenue
-	Net cash provided by operating activities of $577.0 million
-	Free cash flow* of $343.0 million, or 16.2% of revenue
-	Returns $157 million to stockholders through share repurchases and dividends

THE WOODLANDS, TX, February 8, 2016 - Waste Connections, Inc. (NYSE: WCN) today announced its results for the fourth quarter of 2015. Revenue totaled $531.9 million, up from $526.2 million in the year ago period. Operating income was $101.7 million compared to $114.0 million in the fourth quarter of 2014. Adjusted EBITDA* in the fourth quarter was $175.6 million, or 33.0% of revenue, compared to $178.2 million, or 33.9% of revenue, in the prior year period. Adjusted EBITDA, a non-GAAP measure, excludes the impact of items such as acquisition-related costs, as shown in the detailed reconciliation in the attached table.

Net income attributable to Waste Connections in the quarter was $52.1 million, or $0.42 per share on a diluted basis of 123.1 million shares. In the year ago period, Waste Connections reported net income attributable to Waste Connections of $60.8 million, or $0.49 per share on a diluted basis of 124.8 million shares.

Adjusted net income attributable to Waste Connections* in the quarter was $59.8 million, or $0.49 per share, versus $63.3 million, or $0.51 per share, in the prior year period. Adjusted net income and adjusted net income per diluted share, both non-GAAP measures, exclude certain items net of tax, as shown in the detailed reconciliation in the attached table, that affect comparability of results between periods.

“Favorable revenue trends and an approximate 180 basis points year-over-year margin expansion in solid waste drove exceptional results in 2015 and provide strong momentum into 2016. Industry-leading organic growth, margins, and an almost 50% conversion of EBITDA to free cash flow remain hallmarks of our differentiated market model and, together with disciplined capital deployment, are key drivers to delivering superior stockholder value creation,” said Ronald J. Mittelstaedt, Chairman and Chief Executive Officer.

Mr. Mittelstaedt added, “We look forward to completing the previously announced combination with Progressive Waste. As noted in the January 19th transaction announcement, we believe we can instill the corporate culture, safety focus, operational excellence and accountability that have served us so well and which we believe are necessary for long-term success within Progressive Waste’s complementary markets. These improvements, together with expected immediate synergies and other cash flow benefits, should accelerate value creation for both companies’ shareholders. The stock-for-stock transaction structure also enables us to maintain the strength and flexibility of our balance sheet necessary to fund additional growth opportunities and further increase the return of capital to our shareholders.”

* A non-GAAP measure; see accompanying Non-GAAP Reconciliation Schedule.

For the year ended December 31, 2015, revenue was $2.12 billion, up from $2.08 billion in 2014. Operating loss was $61.5 million, compared to operating income of $449.3 million in the prior year. In 2015, Waste Connections recorded net impairment charges of approximately $497.1 million against its E&P segment. Adjusted EBITDA in 2015 was $710.6 million, or 33.6% of revenue, compared to $717.1 million, or 34.5% of revenue, in the prior year.

Net loss attributable to Waste Connections in 2015 was $95.8 million, or $0.78 per share on a diluted basis of 123.5 million shares. In 2014, Waste Connections reported net income attributable to Waste Connections of $232.5 million, or $1.86 per share on a diluted basis of 124.8 million shares. Adjusted net income attributable to Waste Connections in 2015 was $244.9 million, or $1.98 per share, compared to $254.2 million, or $2.04 per share, in the prior year.

2016 OUTLOOK

Waste Connections also announced its outlook for 2016, which assumes no change in the current economic environment. Waste Connections’ outlook excludes any impact from the pending combination with Progressive Waste. This outlook also excludes the impact of any additional acquisitions and expensing of acquisition-related transaction costs. The outlook provided below is forward looking, and actual results may differ materially depending on risks and uncertainties detailed at the end of this release and in our periodic SEC filings. Certain components of the outlook for 2016 are subject to quarterly fluctuations.

•	Revenue is estimated to be between $2.20 billion and $2.22 billion, of which approximately $150 million is expected to be E&P waste-related.
•	Adjusted EBITDA is estimated to be approximately $750 million, or 33.9% of revenue, the components of which as a percentage of revenue are as follows:
-	Operating income is estimated to be approximately 21.0% of revenue;
-	Depreciation and depletion expense is estimated to be approximately 11.5% of revenue;
-	Amortization of intangibles expense is estimated to be approximately 1.25% of revenue; and
-	Closure and post-closure accretion expense is estimated to be approximately 0.20% of revenue.
•	Net interest expense is estimated to be approximately $66 million.
•	Effective tax rate is expected to be approximately 39.2%.
•	Noncontrolling interests is estimated to reduce net income by approximately $0.8 million.
•	Net cash provided by operating activities is estimated to be approximately 27.0% of revenue.
•	Capital expenditures are estimated to be approximately $230 million.

PENDING COMBINATION WITH PROGRESSIVE WASTE SOLUTIONS LTD.

On January 18, 2016, Waste Connections entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Progressive Waste Solutions Ltd., a corporation organized under the laws of Ontario (“Progressive Waste”) and Water Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Progressive Waste (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Waste Connections (the “Merger”), with Waste Connections surviving the Merger as a wholly-owned subsidiary of Progressive Waste.

The transaction is expected to close in the second quarter of 2016. Upon closing, the combined company will use the Waste Connections name and it is anticipated that its shares will trade on the New York Stock Exchange and the Toronto Stock Exchange. Upon completion of the transaction, the combined company will be led by Waste Connections’ current management team. The Board of Directors for the combined company will include the five current members of Waste Connections’ Board and two members from Progressive Waste’s current Board.

Under the terms of the Merger Agreement, Waste Connections’ stockholders will receive 2.076843 Progressive Waste shares for each Waste Connections share they own. Subject to the approval of Progressive Waste’s shareholders, Progressive Waste expects to implement, immediately following the Merger, a share consolidation whereby every 2.076843 shares will be consolidated into one Progressive Waste share on the basis of 0.4815 (1 divided by the 2.076843 ratio above) of a share on a post-consolidation basis for each one share outstanding on a pre-consolidation basis. If the share consolidation is approved by Progressive Waste’s shareholders and effected, Waste Connections’ stockholders will receive one share of the combined company for each existing Waste Connections share. Upon the completion of the transaction and regardless of whether or not the share consolidation occurs, Waste Connections’ stockholders will own approximately 70% of the combined company, and Progressive Waste shareholders will own approximately 30%.

The transaction is subject to customary closing conditions, including the approval of both companies’ shareholders, U.S. antitrust approval and the approval of the Toronto Stock Exchange.

CONFERENCE CALL

Waste Connections will be hosting a conference call related to fourth quarter earnings and 2016 outlook on February 9th at 8:30 A.M. Eastern Time. The call will be broadcast live over the Internet at www.streetevents.com or through a link on our website at www.wasteconnections.com.  A playback of the call will be available at both of these websites.

About Waste Connections

Waste Connections, Inc. is an integrated solid waste services company that provides waste collection, transfer, disposal and recycling services in mostly exclusive and secondary markets. Through its R360 Environmental Solutions subsidiary, Waste Connections is also a leading provider of non-hazardous oilfield waste treatment, recovery and disposal services in several of the most active natural resource producing areas in the United States, including the Permian, Bakken and Eagle Ford Basins. Waste Connections serves more than two million residential, commercial, industrial, and exploration and production customers from a network of operations in 32 states. Waste Connections also provides intermodal services for the movement of cargo and solid waste containers in the Pacific Northwest. Waste Connections, Inc. was founded in September 1997 and is headquartered in The Woodlands, Texas.

For more information, visit the Waste Connections web site at www.wasteconnections.com. Copies of financial literature, including this release, are available on the Waste Connections website or through contacting us directly at (832) 442-2200.

Information Regarding Forward-Looking Statements

Certain statements contained in this release are forward-looking in nature, including statements related to the following: Waste Connections’ expected 2016 financial results, capital expenditures, outlook and related assumptions, and Waste Connections’ ability to generate adjusted free cash flow; trends in our business; the expected contribution from recently announced acquisitions and the timing to complete acquisitions; expected acquisition activity; Waste Connections’ ability to finance additional acquisitions; Waste Connections’ ability to grow and expand margins; and the expected return of capital to stockholders. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates,” or the negative thereof or comparable terminology, or by discussions of strategy.  Factors that could cause actual results to differ from those projected include, but are not limited to, the following:  (1) negative trends or volatility in crude oil prices may adversely affect the level of exploration, development and production activity of E&P companies and the demand for our E&P waste services; (2) our results are vulnerable to economic conditions; (3) our financial and operating performance may be affected by the inability to renew landfill operating permits, obtain new landfills and expand existing ones; (4) a portion of our growth and future financial performance depends on our ability to integrate acquired businesses, and the success of our acquisitions; (5)  each business that we acquire or have acquired may have liabilities or risks that we fail or are unable to discover, or that become more adverse to our business than we anticipated at the time of acquisition; (6) competition for acquisition candidates, consolidation within the waste industry and economic and market conditions may limit our ability to grow through acquisitions; (7) our industry is highly competitive and includes larger and better capitalized companies, companies with lower prices, return expectations or other advantages, and governmental service providers, which could adversely affect our ability to compete and our operating results; (8) our indebtedness could adversely affect our financial condition and limit our financial flexibility; (9) price increases may not be adequate to offset the impact of increased costs, or may cause us to lose volume; (10) fluctuations in prices for recycled commodities that we sell and rebates we offer to customers may cause our revenues and operating results to decline; (11) the seasonal nature of our business and “event-driven” waste projects cause our results to fluctuate; (12) we may lose contracts through competitive bidding, early termination or governmental action; (13) alternatives to landfill disposal may cause our revenues and operating results to decline; (14) increases in labor costs could impact our financial results; (15) increases in the price of diesel or compressed natural gas fuel may adversely affect our collection business and reduce our operating margins; (16) labor union activity could divert management attention and adversely affect our operating results; (17) we could face significant withdrawal liability if we withdraw from participation in one or more multiemployer pension plans in which we participate and the accrued pension benefits are not fully funded; (18) pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements; (19) we may be subject in the normal course of business to judicial, administrative or other third-party proceedings that could interrupt or limit our operations, require expensive remediation, result in adverse judgments, settlements or fines and create negative publicity; (20) our financial results could be adversely affected by impairments of goodwill, indefinite-lived intangibles or property and equipment; (21) increases in insurance costs and the amount that we self-insure for various risks could reduce our operating margins and reported earnings; (22) we rely on computer systems to run our business and disruptions or privacy breaches in these systems could impact our ability to service our customers and adversely affect our financial results, damage our reputation, and expose us to litigation risk; (23) extensive and evolving environmental, health and safety laws and regulations may restrict our operations and growth and increase our costs; (24) our E&P waste business could be adversely affected by changes in laws regulating E&P waste; (25) our E&P waste business depends on the willingness of E&P companies to outsource their waste services activities; (26) changes in laws or government regulations regarding hydraulic fracturing could increase our customers’ costs of doing business and reduce oil and gas production by our customers, which could adversely impact our business; (27) future changes in laws regulating the flow of solid waste in interstate commerce could adversely affect our operating results; (28) extensive regulations that govern the design, operation, expansion and closure of landfills may restrict our landfill operations or increase our costs of operating landfills; (29) our financial results are based upon estimates and assumptions that may differ from actual results; (30) our accruals for our landfill site closure and post-closure costs may be inadequate; (31) we depend significantly on the services of the members of our senior and regional management team, and the departure of any of those persons could cause our operating results to suffer; (32) our decentralized decision-making structure could allow local managers to make decisions that may adversely affect our operating results; (33) liabilities for environmental damage may adversely affect our financial condition, business and earnings; and (34) if we are not able to develop and protect intellectual property, or if a competitor develops or obtains exclusive rights to a breakthrough technology, our financial results may suffer. These risks and uncertainties, as well as others, are discussed in greater detail in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the pending combination between Waste Connections and Progressive Waste, Progressive Waste, as the parent company resulting from the combination, intends to file with the SEC a registration statement on Form F-4 that will include the joint proxy statement/prospectus of Waste Connections and Progressive Waste, Progressive Waste’s information circular in respect of the meeting of its shareholders to approve the issuance of the merger consideration, and other relevant documents to be mailed by Waste Connections and Progressive Waste to their respective security holders in connection with the proposed transaction of Waste Connections and Progressive Waste. Progressive Waste’s information circular will also be filed with the Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND THE INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Waste Connections, Progressive Waste and the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com. In addition, a copy of the registration statement on Form F-4 and joint proxy statement/prospectus and information circular (when it becomes available) may be obtained free of charge from Progressive Waste’s internet website for investors at http://investor.progressivewaste.com, and from Waste Connections’ investor relations website at http://wasteconnections.investorroom.com. Investors and security holders may also read and copy any reports, statements and other information filed by Waste Connections or Progressive Waste, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation of Votes

Waste Connections and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for its security holder approvals to be obtained for the proposed transaction. Information regarding Waste Connections’ directors and executive officers is available in its proxy statement filed with the SEC by Waste Connections on April 2, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus, Progressive Waste’s registration statement and information circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

Safe Harbor and Forward-Looking Information

In addition to the forward-looking statements described above, this document includes forward-looking statements regarding our proposed merger with Progressive Waste (which includes “forward-looking information” within the meaning of applicable Canadian securities laws). These forward-looking statements are not based on historical facts but instead reflect Progressive Waste's or Waste Connections’ respective management’s expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the transaction, including the merger, the issuance of the merger consideration and the proposed share consolidation of Progressive Waste, will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of the transaction, including expected cost savings and tax benefits and (4) expectations for other economic, business, and/or competitive factors. Although Waste Connections and Progressive Waste believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; the ability of Waste Connections and Progressive Waste to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; significant competition that Waste Connections and Progressive Waste face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions. These forward-looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive Waste and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Waste Connections and Progressive Waste with the U.S. Securities and Exchange Commission, including Waste Connections’ quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended December 31, 2014, and Progressive Waste’s quarterly reports on Form 6-K and its year-end report for the year ended December 31, 2014, as well as in Progressive Waste’s filings with the Canadian securities regulators. Waste Connections and Progressive Waste wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Waste Connections or Progressive Waste. Neither Waste Connections nor Progressive Waste undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.

– financial tables attached –

CONTACT:

Worthing Jackman / (832) 442-2266	Mary Anne Whitney / (832) 442-2253
worthingj@wasteconnections.com	maryannew@wasteconnections.com

Waste Connections, Inc.

CONDENSED Consolidated Statements of NET INCOME (LOSS)

THRee AND TWELVE months ended DECEMBER 31, 2014 and 2015

(Unaudited)

(in thousands, except share and per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Revenues	$526,213	$531,937	$2,079,166	$2,117,287
Operating expenses:
Cost of operations	290,528	297,939	1,138,388	1,177,409
Selling, general and administrative	59,311	62,276	229,474	237,484
Depreciation	59,024	62,039	230,944	240,357
Amortization of intangibles	6,842	7,619	27,000	29,077
Impairments and other operating items	(3,444)	334	4,091	494,492
Operating income (loss)	113,952	101,730	449,269	(61,532)

Interest expense	(16,008)	(16,850)	(64,674)	(64,236)
Other income (expense), net	1,319	912	1,067	(518)
Income (loss) before income tax provision	99,263	85,792	385,662	(126,286)

Income tax (provision) benefit	(38,342)	(33,404)	(152,335)	31,592
Net income (loss)	60,921	52,388	233,327	(94,694)
Less: Net income attributable to noncontrolling interests	(159)	(327)	(802)	(1,070)
Net income (loss) attributable to Waste Connections	$60,762	$52,061	$232,525	$(95,764)

Earnings (loss) per common share attributable to Waste Connections’ common stockholders:
Basic	$0.49	$0.42	$1.87	$(0.78)

Diluted	$0.49	$0.42	$1.86	$(0.78)

Shares used in the per share calculations:
Basic	124,321,782	122,628,841	124,215,346	123,491,931
Diluted	124,813,639	123,141,503	124,787,421	123,491,931

Cash dividends per common share	$0.13	$0.145	$0.475	$0.535

Waste Connections, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except share and per share amounts)

	December 31, 2014	December 31, 2015
ASSETS
Current assets:
Cash and equivalents	$14,353	$10,974
Accounts receivable, net of allowance for doubtful accounts of $9,175 and $7,738 at December 31, 2014 and 2015, respectively	259,969	255,192
Deferred income taxes	49,508	49,727
Prepaid expenses and other current assets	42,314	46,534
Total current assets	366,144	362,427

Property and equipment, net	2,594,205	2,738,288
Goodwill	1,693,789	1,422,825
Intangible assets, net	509,995	511,294
Restricted assets	40,841	46,232
Other assets, net	40,293	40,732
	$5,245,267	$5,121,798
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$120,717	$115,206
Book overdraft	12,446	12,357
Accrued liabilities	120,947	136,018
Deferred revenue	80,915	90,349
Current portion of contingent consideration	21,637	22,217
Current portion of long-term debt and notes payable	3,649	2,127
Total current liabilities	360,311	378,274

Long-term debt and notes payable	1,971,152	2,147,127
Long-term portion of contingent consideration	48,528	27,177
Other long-term liabilities	92,900	124,943
Deferred income taxes	538,635	452,493
Total liabilities	3,011,526	3,130,014

Commitments and contingencies

Equity:
Preferred stock: $0.01 par value; 7,500,000 shares authorized; none issued and outstanding	-	-
Common stock: $0.01 par value; 250,000,000 shares authorized; 123,984,527 and 122,375,955 shares issued and outstanding at December 31, 2014 and 2015, respectively	1,240	1,224
Additional paid-in capital	811,289	736,652
Accumulated other comprehensive loss	(5,593)	(12,171)
Retained earnings	1,421,249	1,259,495
Total Waste Connections’ equity	2,228,185	1,985,200
Noncontrolling interest in subsidiaries	5,556	6,584
Total equity	2,233,741	1,991,784
	$5,245,267	$5,121,798

Waste Connections, Inc.

Condensed Consolidated Statements of Cash Flows

TWELVE months ended DECEMBER 31, 2014 and 2015

(Unaudited)

(Dollars in thousands)

	Twelve months ended December 31,
	2014	2015
Cash flows from operating activities:
Net income (loss)	$233,327	$(94,694)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on disposal of assets and impairments	8,239	518,657
Depreciation	230,944	240,357
Amortization of intangibles	27,000	29,077
Deferred income taxes, net of acquisitions	31,031	(132,454)
Amortization of debt issuance costs	3,085	3,097
Equity-based compensation	18,446	20,318
Interest income on restricted assets	(446)	(428)
Interest accretion	5,076	6,761
Excess tax benefit associated with equity-based compensation	(7,518)	(2,069)
Payment of contingent consideration recorded in earnings	(1,074)	-
Adjustments to contingent consideration	(3,450)	(22,180)
Net change in operating assets and liabilities, net of acquisitions	417	10,557
Net cash provided by operating activities	545,077	576,999

Cash flows from investing activities:
Payments for acquisitions, net of cash acquired	(126,181)	(230,517)
Capital expenditures for property and equipment	(241,277)	(238,833)
Proceeds from disposal of assets	9,421	2,883
Change in restricted assets, net of interest income	(4,475)	(2,225)
Other	(896)	(1,842)
Net cash used in investing activities	(363,408)	(470,534)

Cash flows from financing activities:
Proceeds from long-term debt	432,500	1,489,500
Principal payments on notes payable and long-term debt	(525,909)	(1,429,195)
Payment of contingent consideration recorded at acquisition date	(24,847)	(2,190)
Change in book overdraft	(11)	(89)
Proceeds from option and warrant exercises	3,375	572
Excess tax benefit associated with equity-based compensation	7,518	2,069
Payments for repurchase of common stock	(7,317)	(91,165)
Payments for cash dividends	(58,906)	(65,990)
Tax withholdings related to net share settlements of restricted stock units	(6,814)	(6,447)
Distributions to noncontrolling interests	(371)	(42)
Debt issuance costs	(125)	(6,867)
Net cash used in financing activities	(180,907)	(109,844)

Net increase (decrease) in cash and equivalents	762	(3,379)
Cash and equivalents at beginning of period	13,591	14,353
Cash and equivalents at end of period	$14,353	$10,974

ADDITIONAL STATISTICS

(Dollars in thousands)

Solid Waste Internal Growth: The following table reflects a breakdown of the components of our solid waste internal growth for the three and twelve months ended December 31, 2015:

	Three months ended December 31, 2015	Twelve months ended December 31, 2015
Solid Waste Internal Growth:
Core Price	2.9%	2.8%
Surcharges	(0.5)%	(0.2)%
Volume	2.4%	2.2%
Recycling	(0.4)%	(0.6)%
Total Solid Waste Internal Growth	4.4%	4.2%

Revenue Breakdown: The following table reflects a breakdown of our revenue for the three month periods ended December 31, 2014 and 2015:

	Three Months Ended December 31, 2014
	Revenue	Inter- company Elimination	Reported Revenue	%
Solid Waste Collection	$327,224	$(918)	$326,306	62.0%
Solid Waste Disposal and Transfer	155,557	(59,958)	95,599	18.2%
Solid Waste Recycling	13,513	(516)	12,997	2.5%
E&P Waste Treatment, Recovery and Disposal	84,884	(4,194)	80,690	15.3%
Intermodal and Other	10,845	(224)	10,621	2.0%
Total	$592,023	$(65,810)	$526,213	100.0%

	Three Months Ended December 31, 2015
	Revenue	Inter- company Elimination	Reported Revenue	%
Solid Waste Collection	$354,601	$(1,472)	$353,129	66.4%
Solid Waste Disposal and Transfer	175,565	(67,714)	107,851	20.3%
Solid Waste Recycling	11,678	(271)	11,407	2.1%
E&P Waste Treatment, Recovery and Disposal	45,427	(2,278)	43,149	8.1%
Intermodal and Other	16,401	-	16,401	3.1%
Total	$603,672	$(71,735)	$531,937	100.0%

Contribution from Acquisitions: The following table reflects revenues from acquisitions, net of divestitures, for the three and twelve month periods ended December 31, 2014 and 2015:

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Solid waste, net	$4,929	$17,619	$17,932	$30,969
E&P waste, net	3,792	3,222	3,792	26,728
Acquisitions, net	$8,721	$20,841	$21,724	$57,697

ADDITIONAL STATISTICS (continued)

Other Cash Flow Items: The following table reflects cash interest and cash taxes for the three and twelve-month periods ended December 31, 2014 and 2015:

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Cash Interest Paid	$22,275	$21,472	$60,224	$55,674
Cash Taxes Paid	26,596	21,695	116,239	102,279

Debt to Book Capitalization as of December 31, 2015: 52%

Internalization for the three months ended December 31, 2015: 56%

Days Sales Outstanding for the three months ended December 31, 2015: 44 (29 net of deferred revenue)

Share Information for the three months ended December 31, 2015:

Basic shares outstanding	122,628,841
Dilutive effect of options and warrants	32,018
Dilutive effect of restricted stock units	480,644
Diluted shares outstanding	123,141,503

NON-GAAP RECONCILIATION SCHEDULE

(in thousands)

Reconciliation of Adjusted EBITDA:

Adjusted EBITDA, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a performance and valuation measure in the solid waste industry. Management uses adjusted EBITDA as one of the principal measures to evaluate and monitor the ongoing financial performance of Waste Connections’ operations. Waste Connections defines adjusted EBITDA as net income (loss), plus or minus income tax provision (benefit), plus interest expense, plus depreciation and amortization expense, plus closure and post-closure accretion expense, plus or minus any loss or gain on impairments and other operating items, plus other expense, less other income. Waste Connections further adjusts this calculation to exclude the effects of other items management believes impact the ability to assess the operating performance of its business. This measure is not a substitute for, and should be used in conjunction with, GAAP financial measures. Other companies may calculate adjusted EBITDA differently.

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Net income (loss)	$60,921	$52,388	$233,327	$(94,694)
Plus (less): Income tax provision (benefit)	38,342	33,404	152,335	(31,592)
Plus: Interest expense	16,008	16,850	64,674	64,236
Plus: Depreciation and amortization	65,866	69,658	257,944	269,434
Plus: Closure and post-closure accretion	1,018	1,058	3,627	3,978
Plus/Less: Impairments and other operating items (a)	(3,444)	334	4,091	494,492
Plus/Less: Other expense (income), net	(1,319)	(912)	(1,067)	518
Adjustments:
Plus: Acquisition-related costs (b)	763	2,863	2,147	4,235
Adjusted EBITDA	$178,155	$175,643	$717,078	$710,607

As % of revenues	33.9%	33.0%	34.5%	33.6%

(a)          Reflects the addback of impairments and other operating items.

(b)          Reflects the addback of acquisition-related transaction costs.

NON-GAAP RECONCILIATION SCHEDULE (continued)

(in thousands)

Reconciliation of Adjusted Free Cash Flow:

Adjusted free cash flow, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. Management uses adjusted free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of Waste Connections’ operations. Waste Connections defines adjusted free cash flow as net cash provided by operating activities, plus proceeds from disposal of assets, plus or minus change in book overdraft, plus excess tax benefit associated with equity-based compensation, less capital expenditures for property and equipment and distributions to noncontrolling interests. Waste Connections further adjusts this calculation to exclude the effects of items management believes impact the ability to assess the operating performance of its business. This measure is not a substitute for, and should be used in conjunction with, GAAP liquidity or financial measures. Other companies may calculate adjusted free cash flow differently.

	Three months ended December 31,		Twelve months ended December 31,
	2014	2015	2014	2015
Net cash provided by operating activities	$130,560	$113,671	$545,077	$576,999
Plus/Less: Change in book overdraft	169	(154)	(11)	(89)
Plus: Proceeds from disposal of assets	3,282	1,207	9,421	2,883
Plus: Excess tax benefit associated with equity-based compensation	341	83	7,518	2,069
Less: Capital expenditures for property and equipment	(92,433)	(70,454)	(241,277)	(238,833)
Less: Distributions to noncontrolling interests	-	-	(371)	(42)
Adjustment:
Payment of contingent consideration recorded in earnings (a)	624	-	1,074	-
Adjusted free cash flow	$42,543	$44,353	$321,431	$342,987

As % of revenues	8.1%	8.3%	15.5%	16.2%

(a)	Reflects the addback of acquisition-related payments for contingent consideration that were recorded as expenses in earnings and a component of cash flow from operating activities as the amounts paid exceeded the fair value of the contingent consideration recorded at the acquisition date.

NON-GAAP RECONCILIATION SCHEDULE (continued)

(in thousands, except per share amounts)

Reconciliation of Net Income to Adjusted Net Income and Adjusted Net Income per Diluted Share:

Adjusted net income and adjusted net income per diluted share, both non-GAAP financial measures, are provided supplementally because they are widely used by investors as a valuation measure in the solid waste industry. Management uses adjusted net income and adjusted net income per diluted share as one of the principal measures to evaluate and monitor the ongoing financial performance of Waste Connections’ operations. Waste Connections provides adjusted net income to exclude the effects of items management believes impact the comparability of operating results between periods. Adjusted net income has limitations due to the fact that it excludes items that have an impact on Waste Connections’ financial condition and results of operations. Adjusted net income and adjusted net income per diluted share are not a substitute for, and should be used in conjunction with, GAAP financial measures. Other companies may calculate adjusted net income and adjusted net income per diluted share differently.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2015	2014	2015
Reported net income (loss) attributable to Waste Connections	$60,762	$52,061	$232,525	$(95,764)
Adjustments:
Amortization of intangibles (a)	6,842	7,619	27,000	29,077
Acquisition-related costs (b)	763	2,863	2,147	4,235
Impairments and other operating items (c)	(3,444)	334	4,091	494,492
Tax effect (d)	(1,596)	(3,062)	(12,747)	(182,945)
Impact of deferred tax adjustments (e)	-	-	1,220	(4,198)
Adjusted net income attributable to Waste Connections	$63,327	$59,815	$254,236	$244,897
	x	xx	x
Diluted earnings (loss) per common share attributable to Waste Connections’ common stockholders:
Reported net income (loss)	$0.49	$0.42	$1.86	$(0.78)
Adjusted net income	$0.51	$0.49	$2.04	$1.98

Shares used in the per share calculations:
Reported diluted shares	124,813,639	123,141,503	124,787,421	123,491,931
Adjusted diluted shares (f)	124,813,639	123,141,503	124,787,421	123,871,636

(a)	Reflects the elimination of the non-cash amortization of acquisition-related intangible assets.
(b)	Reflects the elimination of acquisition-related transaction costs.
(c)	Reflects the addback of impairments and other operating items.
(d)	The aggregate tax effect of the adjustments in footnotes (a) through (c) is calculated based on the applied tax rates for the respective periods.
(e)	Reflects (1) the elimination in 2015 of an increase to the income tax benefit primarily associated with a decrease in our deferred tax liabilities resulting from the impairment of assets in our E&P segment that impacted the geographical apportionment of our state income taxes and (2) the elimination in 2014 of an increase to the income tax provision associated with an increase in Waste Connections’ deferred tax liabilities resulting from the enactment of New York State’s 2014-2015 Budget Act on March 31, 2014.
(f)	Reflects reported diluted shares adjusted for shares that were excluded from the reported diluted shares calculation due to reporting a net loss during the year ended December 31, 2015.

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